Filed by Sirius XM Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pandora Media, Inc.

SEC File No.: 001-35198

Date: September 24, 2018

This filing includes various communications to Sirius XM Holdings Inc. employees.

Subject: SiriusXM to Acquire Pandora

I have some important and exciting news I wanted to share with you. This morning we announced that we have entered into an agreement to acquire Pandora to create the world’s largest audio entertainment company. The press release we issued is below.

We have long respected Pandora and their team, and have been impressed by Pandora’s strategic progress and stronger execution. As you know, Pandora is the largest U.S. audio streaming platform, with a loyal audience of more than 70 million monthly active users in the U.S. and a focus on providing listeners with a personalized music experience.

This strategic transaction builds on SiriusXM’s position as the leader in subscription radio and a critically-acclaimed curator of exclusive audio programming. The addition of Pandora diversifies our technology and represents an exciting next step in our efforts to expand our reach beyond vehicles into the home and other mobile areas. Together we will have the ability to drive long-term growth by:

•	Capitalizing on cross-promotion opportunities across the largest digital audio audience in the U.S.

•

Leveraging SiriusXM’s exclusive content and programming with Pandora’s free and subscription tiers to create unique audio packages, while also utilizing SiriusXM’s extensive automotive relationships to drive Pandora’s in-car distribution.

•	Continuing investments in content, technology, innovation and expanded monetization opportunities through both ad-supported and subscription services in and out of the vehicle.

•	Supporting and strengthening Pandora’s highly relevant brand.

•

Creating a promotional platform for emerging and established artists, curated and personalized in ways to deliver the most compelling audio experience that connects artists to their fan bases, as well as new listeners.

Following the completion of the transaction, there will be no immediate change in listener offerings. We will keep you informed about these plans as we move forward.

While we are announcing this combination today, the transaction is not expected to close until the first quarter of 2019. Until that time, we will continue to operate as separate companies and it will be business as usual here at SiriusXM. We are counting on you to stay focused on delivering our unparalleled content and bundle of audio programming, as well as our array of connected vehicle services. Our best-in-class content and services, growing subscriber base and strong financial performance continue to be the keys to our ongoing success.

As always, thank you for your continued commitment and all that you do for SiriusXM.

Let’s keep up the great work.

Sincerely,

Jim

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Sirius XM Holdings Inc. (“Sirius”) and Pandora Media, Inc. (“Pandora”). Sirius intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Pandora and a prospectus of Sirius and each party will file other documents regarding the proposed transaction with the SEC. Any definitive proxy statement(s)/prospectus(es) will also be sent to the stockholders of Pandora seeking any required stockholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and stockholders of Pandora are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Sirius and Pandora with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Sirius may be obtained free of charge from Sirius at www.siriusxm.com, and the documents filed by Pandora may be obtained free of charge from Pandora at www.Pandora.com. Alternatively, these documents, when available, can be obtained free of charge from Sirius upon written request to Sirius,1290 Avenue of the Americas, 11th Floor, New York, New York 10104, Attn: Investor Relations, or by calling (212) 584-5100, or from Pandora upon written request to Pandora, 2101 Webster Street, Suite 1650, Oakland, California 94612 Attn: Investor Relations or by calling (510) 451-4100.

Sirius and Pandora and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pandora in favor of the approval of the merger. Information regarding Sirius’ directors and executive officers is contained in Sirius’ Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018 and its Proxy Statement on Schedule 14A, dated April 23, 2018, which are filed with the SEC. Information regarding Pandora’s directors and executive officers is contained in Pandora’s Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement(s) and the proxy statement(s)/prospectus(es) when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Sirius’ and Pandora’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: ability to meet the closing conditions to the merger, including the approval of Pandora’s stockholders on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the expected benefits from the proposed transaction; risks related to disruption of management time from ongoing business operations due to the proposed transaction; Sirius’ or Pandora’s substantial competition, which is likely to increase over time; Sirius’ or Pandora’s ability to retain subscribers or increase the number of subscribers is uncertain; Sirius’ or Pandora’s ability to profitably attract and retain subscribers; failing to protect the security of the personal information about Sirius’ or Pandora’s customers; interference to Sirius’ or Pandora’s service from wireless operations; Sirius and Pandora engage in substantial marketing efforts and the continued effectiveness of those efforts are an important part of Sirius’ and Pandora’s business; consumer protection laws and their enforcement; Sirius’ or Pandora’s failure to realize benefits of acquisitions or other strategic initiatives; unfavorable outcomes of pending or future litigation; the market for music rights, which is changing and subject to uncertainties; Sirius’ dependence upon the auto industry; general economic conditions; existing or future government laws and regulations could harm Sirius’ or Pandora’s business; failure of Sirius’ satellites would significantly damage its business; the interruption or failure of Sirius’ or Pandora’s information technology and communications systems; rapid technological and industry changes; failure of third parties to perform; Sirius’ failure to comply with FCC requirements; modifications to Sirius’ or Pandora’s business plan; Sirius’ or Pandora’s indebtedness; Sirius’ studios, terrestrial repeater networks, satellite uplink facilities or Sirius’ or Pandora’s other ground facilities could be damaged by natural catastrophes or terrorist activities; Sirius’ principal stockholder has significant influence over its affairs and over actions requiring stockholder approval and its interests may differ from interests of other holders of Sirius’ common stock; Sirius is a “controlled company” within the meaning of the NASDAQ listing rules; impairment of Sirius’ or Pandora’s business by third-party intellectual property rights; changes to Sirius’ dividend policies which could occur at any time; and risks related to the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures. The information set forth herein speaks only as of the date hereof, and Sirius and Pandora disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Key Messages / Talking Points for Team Members

Exciting Acquisition of Pandora

•

We announced that we have entered into an agreement to acquire Pandora to create the world’s largest audio entertainment company, with more than $7 billion in expected combined revenue in 2018 and strong, long-term growth opportunities.

•

This strategic transaction builds on SiriusXM’s position as the leader in subscription radio and a critically-acclaimed curator of exclusive audio programming with the addition of the largest U.S. audio streaming platform.

•	Pandora has a loyal audience of more than 70 million monthly active users in the U.S. and a focus on providing listeners with a personalized music experience.

•	We have long respected Pandora and their team, and have been impressed by Pandora’s strategic progress and stronger execution.

•	We believe that there are significant opportunities for growth and stockholder value creation through this transaction.

•	The addition of Pandora diversifies SiriusXM’s revenue streams, broadens our technical capabilities and represents an exciting next step in our efforts to expand our reach out of the car even further.

•

Through targeted investments, we see significant opportunities to drive innovation that will accelerate growth beyond what would be available to the separate companies. And we would do so in a way that also benefits consumers, artists, and the broader content communities.

•

Following the completion of the transaction, there will be no immediate change in listener offerings. We will support and strengthen Pandora’s highly relevant brand and it will continue to connect artists and fans across its powerful music discovery platform.

•	Together, we will deliver even more of the best content on radio to our passionate and loyal listeners, and attract new listeners, across our two platforms.

What This Means for Team Members

•	Looking ahead, the transaction is not expected to close until the first quarter of 2019. Until that time, we will operate as separate companies and it is business as usual for us.

•	We are counting on you to stay focused on delivering our unparalleled content and bundle of audio programming, as well as our array of connected vehicle services.

•	We will keep you informed as we move forward. I’m happy to do my best to answer any questions you may have.

•	Thank you for your hard work and dedication.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Sirius XM Holdings Inc. (“Sirius”) and Pandora Media, Inc. (“Pandora”). Sirius intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Pandora and a prospectus of Sirius and each party will file other documents regarding the proposed transaction with the SEC. Any definitive proxy statement(s)/prospectus(es) will also be sent to the stockholders of Pandora seeking any required stockholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and stockholders of Pandora are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Sirius and Pandora with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Sirius may be obtained free of charge from Sirius at www.siriusxm.com, and the documents filed by Pandora may be obtained free of charge from Pandora at www.Pandora.com. Alternatively, these documents, when available, can be obtained free of charge from Sirius upon written request to Sirius,1290 Avenue of the Americas, 11th Floor, New York, New York 10104, Attn: Investor Relations, or by calling (212) 584-5100, or from Pandora upon written request to Pandora, 2101 Webster Street, Suite 1650, Oakland, California 94612 Attn: Investor Relations or by calling (510) 451-4100.

Sirius and Pandora and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pandora in favor of the approval of the merger. Information regarding Sirius’ directors and executive officers is contained in Sirius’ Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018 and its Proxy Statement on Schedule 14A, dated April 23, 2018, which are filed with the SEC. Information regarding Pandora’s directors and executive officers is contained in Pandora’s Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement(s) and the proxy statement(s)/prospectus(es) when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Sirius’ and Pandora’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: ability to meet the closing conditions to the merger, including the approval of Pandora’s stockholders on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the expected benefits from the proposed transaction; risks related to disruption of management time from ongoing business operations due to the proposed transaction; Sirius’ or Pandora’s substantial competition, which is likely to increase over time; Sirius’ or Pandora’s ability to retain subscribers or increase the number of subscribers is uncertain; Sirius’ or Pandora’s ability to profitably attract and retain subscribers; failing to protect the security of the personal information about Sirius’ or Pandora’s customers; interference to Sirius’ or Pandora’s service from wireless operations; Sirius and Pandora engage in substantial marketing efforts and the continued effectiveness of those efforts are an important part of Sirius’ and Pandora’s business; consumer protection laws and their enforcement; Sirius’ or Pandora’s failure to realize benefits of acquisitions or other strategic initiatives; unfavorable outcomes of pending or future litigation; the market for music rights, which is changing and subject to uncertainties; Sirius’ dependence upon the auto industry; general economic conditions; existing or future government laws and regulations could harm Sirius’ or Pandora’s business; failure of Sirius’ satellites would significantly damage its business; the interruption or failure of Sirius’ or Pandora’s information technology and communications systems; rapid technological and industry changes; failure of third parties to perform; Sirius’ failure to comply with FCC requirements; modifications to Sirius’ or Pandora’s business plan; Sirius’ or Pandora’s indebtedness; Sirius’ studios, terrestrial repeater networks, satellite uplink facilities or Sirius’ or Pandora’s other ground facilities could be damaged by natural catastrophes or terrorist activities; Sirius’ principal stockholder has significant influence over its affairs and over actions requiring stockholder approval and its interests may differ from interests of other holders of Sirius’ common stock; Sirius is a “controlled company” within the meaning of the NASDAQ listing rules; impairment of Sirius’ or Pandora’s business by third-party intellectual property rights; changes to Sirius’ dividend policies which could occur at any time; and risks related to the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures. The information set forth herein speaks only as of the date hereof, and Sirius and Pandora disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.